UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Invitel Holdings A/S
(Name of Subject Company (Issuer))

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.
HUNGARIAN TELECOM LP
MID EUROPA FUND III LP
MID EUROPA III GP LP
MID EUROPA III MANAGEMENT LIMITED
MID EUROPA PARTNERS LLP
CRAIG BUTCHER
NIKOLAUS BETHLEN
THIERRY BAUDON
(Names of Filing Persons (Offerors))

ORDINARY SHARES, PAR VALUE €0.01 PER SHARE
(Title of Class of Securities)

K49769 100
(CUSIP Number of Class of Securities)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
(Title of Class of Securities)

46186X106
(CUSIP Number of Class of Securities)

Jacques Du Preez
Mid Europa Partners LLP
161 Brompton Road
London SW3 1EX
United Kingdom
Telephone: +44 (0) 20 7886 3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copies to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
Telephone: +44 (0) 20 7655 5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,239,030	$1,073.54

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding ordinary shares, par value €0.01 per share (the “Invitel Shares”), and all outstanding American Depositary Shares, each of which represents one Invitel Share (the “Invitel ADSs”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (“Invitel”), that are not already owned by the Offeror (as defined below), at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash without any interest thereon and less any applicable withholding taxes. As of December 4, 2009, there were 16,725,733 Invitel Shares, including Invitel Shares represented by Invitel ADSs, issued and outstanding, of which 12,450,393 Invitel Shares are owned by the Offeror. As a result, this calculation assumes the purchase of 4,275,340 Invitel Shares and/or Invitel ADSs.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009.  Such fee equals 0.00558% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,073.54	Filing Party: Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.
Form or Registration No.: Schedule TO-T	Date Filed: December 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☒	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) filed on December 7, 2009, by (i) Mid Europa III Management Limited, a limited company organized under the laws of Guernsey, Channel Islands (“Management Limited”), (ii) Mid Europa III GP LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“GP LP”), (iii) Mid Europa Fund III LP, a limited partnership organized under the laws of Guernsey, Channel Islands (the “Fund”), (iv) Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“Hungarian Telecom”) and (v) Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of The Netherlands (the “Offeror”), as amended on December 22, 2009, December 31, 2009, January 8, 2010, and January 15, 2010, by (i) Mid Europa Partners LLP, a limited liability partnership organized under the laws of England (the “Sponsor”), (ii) Mr. Craig Butcher, a natural person and the Senior Partner of the Sponsor, (iii) Mr. Nikolaus Bethlen, a natural person and an Associate Director of the Sponsor, (iv) Mr. Thierry Baudon, a natural person and the Managing Partner of the Sponsor, (v) Management Limited, (vi) GP LP, (vii) the Fund and (viii) Hungarian Telecom (collectively, the “Mid Europa Entities”) and (ix) the Offeror.

This Amendment No. 5 is filed by the Mid Europa Entities and the Offeror.  The Offeror and the Mid Europa Entities are directly or indirectly advised by the Sponsor.  Management Limited is the sole general partner of GP LP and Hungarian Telecom.  GP LP is the sole general partner of the Fund. Hungarian Telecom is a wholly owned subsidiary of the Fund.  The Offeror is a wholly owned subsidiary of Hungarian Telecom.

The Schedule TO relates to the Offeror’s offer to purchase (the “Offer”) any and all of the outstanding ordinary shares, par value €0.01 per share (the “Invitel Shares”), and any and all of the American Depositary Shares, each of which represents one Invitel Share (the “Invitel ADSs”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (“Invitel”), that are not already owned by the Offeror, at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii).

The following amendment to the Items of the Schedule TO is hereby made.

Items 1 through 9, 11 and 13.

At 12:00 midnight, New York City time, on Friday, January 22, 2010, the Offer expired.  Based on the report of the settlement agent for the Offer, the Offeror acquired approximately 2,900,489 Invitel Shares (including Invitel Shares represented by Invitel ADSs).  The tendered Invitel Shares (including Invitel Shares represented by Invitel ADSs) combined with the Invitel Shares already owned by the Offeror represent approximately 91.8% of the outstanding Invitel Shares (including Invitel Shares represented by Invitel ADSs).  All Invitel Shares and Invitel ADSs validly tendered prior to the expiration of the Offer have been accepted for payment.

The Offeror intends to acquire the remaining Invitel Shares not owned by the Offeror in a subsequent compulsory acquisition procedure under Danish law at the same per share cash price offered and paid in the Offer.

The full text of the press release announcing completion of the Offer is attached as Exhibit (a)(1)(x) hereto and incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)*	Offer to Purchase, dated December 7, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Acceptance for Invitel Shares.

(a)(1)(vii)
Press release issued by Mid Europa Partners Limited on December 7, 2009 (incorporated by reference to Exhibit H to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on December 7, 2009).

(a)(1)(viii)*	Press release issued by Mid Europa Partners on January 8, 2010.

(a)(1)(ix)*	Letter to Invitel shareholders, dated January 15, 2010.

(a)(1)(x)	Press release issued by Mid Europa Partners on January 25, 2010.

(b)	Not applicable.

(d)(1)
Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(2)
Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(3)
Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A. (incorporated by reference to Exhibit G to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on November 27, 2009).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2010

/s/ Craig Butcher
Craig Butcher

/s/ Nikolaus Bethlen
Nikolaus Bethlen

/s/ Thierry Baudon
Thierry Baudon

MID EUROPA PARTNERS LLP

/s/ Craig Butcher
Signature

Craig Butcher, Senior Partner
Name/Title

MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA III GP LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA FUND III LP acting by its general partner
MID EUROPA III GP LP itself acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.
acting by its Managing Director, TRUST INTERNATIONAL MANAGEMENT (T.I.M.) B.V.

/s/ Huug Braamskamp	/s/ Carolyn Seeger
Signature	Signature

Huug Braamskamp, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

and by its Managing Director, EUROPE MANAGEMENT COMPANY B.V.

/s/ Huug Braamskamp	/s/ Carolyn Seeger
Signature	Signature

Huug Braamskamp, Attorney in Fact	Carolyn Seeger, Attorney in Fact
Name/Title	Name/Title

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated December 7, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Acceptance for Invitel Shares.

(a)(1)(vii)
Press release issued by Mid Europa Partners Limited on December 7, 2009 (incorporated by reference to Exhibit H to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on December 7, 2009).

(a)(1)(viii)*	Press release issued by Mid Europa Partners on January 8, 2010.

(a)(1)(ix)*	Letter to Invitel shareholders, dated January 15, 2010.

(a)(1)(x)	Press release issued by Mid Europa Partners on January 25, 2010.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Martin Lea and Vision 10 Limited (incorporated by reference to Exhibit E to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(2)
Letter Agreement, dated October 30, 2009, among Hungarian Telecom (Netherlands) Cooperatief U.A., Robert Bowker and Rob Investments Limited (incorporated by reference to Exhibit F to the Schedule 13D filed by the Offeror and the Mid Europa Entities on November 12, 2009).

(d)(3)
Letter Agreement, dated November 27, 2009, between Straumur-Burdaras Investment Bank hf. and Hungarian Telecom (Netherlands) Cooperatief U.A. (incorporated by reference to Exhibit G to the Schedule 13D amendment filed by the Offeror and the Mid Europa Entities on November 27, 2009).

(f)*	Relevant Provisions of the Danish Public Companies Act (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO